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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Flagstar Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

337930 10 1

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 9 Pages

13G
CUSIP No. 337930 10 1			Page 2 of 9 Pages

1.	Name of Reporting Person: Carrie C. Langdon		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,725,630

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,725,630

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,725,630

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: IN

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CUSIP No. 337930 10 1			Page 3 of 9 Pages

1.	Name of Reporting Person: Carrie C. Langdon Trust		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 3,725,630

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 3,725,630

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,725,630

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%

12.	Type of Reporting Person: OO: a trust

13G
CUSIP No. 337930 10 1			Page 4 of 9 Pages

1.	Name of Reporting Person: The Langdon Equity, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 234,000

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 234,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 234,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.4%

12.	Type of Reporting Person: OO: a limited liability company

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CUSIP No. 337930 10 1	Page 5 of 9 Pages

Item 1(a). Name of Issuer:

     Flagstar Bancorp, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Officer:

5151 Corporate Drive
Troy, Michigan 48098

Item 2(a). Name of Person(s) Filing:

     This statement is filed by:

(i)	Carrie C. Langdon, with respect to the shares of the Company’s common stock directly owned by Carrie C. Langdon Trust (the “Trust”) and The Langdon Equity, LLC (the “LLC”). Carrie C. Langdon is the sole trustee of the Trust and manager of the LLC;

(ii)	The Trust, with respect to the shares of the Company’s common stock directly owned by it and the LLC. The Trust is the sole member of the LLC; and

(iii)	The LLC, with respect to shares of the Company’s common stock directly owned by it.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of each of the persons filing this report is 3220 St. James Court, Rochester Hills, Michigan 48306.

Item 2(c). Citizenship:

     Carrie C. Langdon is a citizen of the United States of America.

     The Trust was formed under the laws of the State of Michigan.

     The LLC was formed under the laws of the State of Michigan.

Item 2(d). Title of Class of Securities:

     Common Stock, par value $.01 per share

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CUSIP No. 337930 10 1	Page 6 of 9 Pages

Item 2(e). CUSIP Number:

     337930 10 1

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     Not applicable.

Item 4. Ownership.

(a)-(c)	Information concerning the amount and percentage of shares of the Company’s common stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of the Company’s common stock outstanding as of December 31, 2003.

					Shared	Aggregate	Percentage of
	Sole	Sole	Shared		Dispositive	Beneficial	Outstanding Shares
Reporting Person	Voting Power	Dispositive Power	Voting Power		Power	Ownership	of Common Stock

Carrie C. Langdon	0	0	3,725,630	(1)	3,725,630 (1)	3,725,630 (1)	6.1%
Carrie C. Langdon Trust	0	0	3,725,630	(2)	3,725,630 (2)	3,725,630 (2)	6.1%
The Langdon Equity, LLC	0	0	234,000		234,000	234,000	0.4%

(1)	Includes 3,491,630 shares held by the Trust of which Carrie C. Langdon is the sole trustee and 234,000 shares held by the LLC of which the Trust is the sole member.

(2)	Includes 234,000 shares held by the LLC of which the Trust is the sole member.

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

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CUSIP No. 337930 10 1	Page 7 of 9 Pages

Item 9 Notice of Dissolution of Group.

     Not applicable.

Item 10 Certification.

     Not applicable.

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CUSIP No. 337930 10 1	Page 8 of 9 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

/s/ Carrie C. Langdon

Carrie C. Langdon, individually, and as trustee of Carrie C. Langdon Trust, and as manager of The Langdon Equity, LLC

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CUSIP No. 337930 10 1	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledges and agrees that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 13, 2004

/s/ Carrie C. Langdon

Carrie C. Langdon, individually, and as trustee of Carrie C. Langdon Trust, and as manager of The Langdon Equity, LLC